# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENERATION BIO CO., CIK 0001733294
CUSIP: 37148K100
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 301 BINNEY STREET, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-012925
Filed by CIK 0001628098

## Reporting persons
- Atlas Venture Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GENERATION BIO CO.
Address of issuer's principal executive offices: 301 BINNEY STREET, CAMBRIDGE, MA, 02142.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership ("Atlas X"), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership ("AVA X LP"), (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company ("AVA X LLC" and together with Atlas X and AVA X LP, the "Fund X Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVO I"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO LP") and (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO LLC" and together with AVO I and AVAO LP, the "Opportunity Fund Reporting Persons" and together with the Fund X Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139
Citizenship: Each of Atlas X, AVA X LP, AVO I and AVAO LP is a Delaware limited partnership. Each of AVA X LLC and AVAO LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, L.P., its GP, By: Atlas Venture Associates X, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, L.P., its GP, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (05/14/2026)